22nd January, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

: **SUPPL**

Attention: **Special Counsel**
            Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224



08000521

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

PROCESSED

FEB 0 6 2008

THOMSON
FINANCIAL

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

 **MOL Plc.**

INVESTOR NEWS



January 22, 2008

MOL continue its capital optimization program

MOL Hungarian Oil and Gas Plc. hereby announces that based on the authorization of the Annual General Meeting held on 26th April 2007 MOL continues its capital optimization program launched on 22 June 2007 until the withdrawal of the program, but by latest 25 October 2008. ING Bank Ltd. and OTP Bank Plc. as investment service providers continue to be commissioned to carry out the program.

For further information, please contact:

Investor Relations   + 36 1 464 1395
facsimile: + 36 1 464 1335
MOL Communication   + 36 1 464 1351

 **MOL Plc.**

INVESTOR NEWS

22 January 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 22 January 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 73,000 treasury shares at an average price of 21,946 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 9,143,019 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

